KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858

VIA EDGAR

August 23, 2016

Mr. David Gessert

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sandy Spring Bancorp, Inc.
Registration Statement on Form S-4
Filed July 19, 2017
File No. 333-219353

Dear Mr. Gessert:

On behalf of Sandy Spring Bancorp, Inc. (the “Company”), set forth below are the responses”) to the oral comments on the above-referenced document from the staff (the “Staff”) of the Securities and Exchange Commission that were discussed on a call with the undersigned on August 14, 2017. For your convenience, a summary of the oral comments provided by the Staff have been included in this letter preceding our responses.

In connection with this response, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement on Form S-4.

Prospectus Cover Page

1.	Please disclose the Sandy Spring volume-weighted average price at which WashingtonFirst can terminate the transaction.

Response to Comment No. 1:

Please see the revised disclosure on the cover page of the joint proxy statement/prospectus.

Summary, page 10

2.	Please disclose the dollar value of the merger consideration at the various exchange ratio levels described with respect to the fixed/floating exchange ratio.

Mr. David Gessert

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 23, 2017

Response to Comment No. 2:

Please see the revised disclosure on page 11 of the joint proxy statement/prospectus.

Selected Consolidated Historical Data, page 19

3.	Please update the selected consolidated historical data to include information as of the most recently completed fiscal quarter.

Response to Comment No. 3:

Please see the revised disclosure beginning on page 21 of the joint proxy statement/prospectus.

Where You Can Find More Information, page 145

4.	Please update the list of filings incorporated by reference to include filings made since the date of the registration statement. Alternatively, state that the Registration Statement incorporates filings made after the date of the Registration Statement, rather than the date of the joint proxy statement/prospectus.

Response to Comment No. 4:

Please see the revised disclosure on page 150 of the joint proxy statement/prospectus.

Tax Opinion

5.	Please file a long-form tax opinion or state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel.

Response to Comment No. 5:

Please see the revised disclosure on page 115 of the joint proxy statement/prospectus. Please also see the revised tax opinions filed as Exhibits 8.1 and 8.2.

*        *        *

Mr. David Gessert

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 23, 2017

If you have any questions concerning this submission, please contact the undersigned at (202) 508-5825.

Sincerely,

/s/ Aaron M. Kaslow

Aaron M. Kaslow

cc: Ronald E. Kuykendall, Sandy Spring Bancorp, Inc.